Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of February 2003                    Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No.600
                            Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               01210 Mexico, D.F.
                                     Mexico
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X     Form 40-F
                      ---              ---



         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes        No  X
                ---       ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

[COCA-COLA FEMSA, S.A. DE C.V. LOGO]                              [PANAMCO LOGO]

FOR IMMEDIATE RELEASE

                         U.S. ANTITRUST REGULATOR CLEARS
                     COCA-COLA FEMSA ACQUISITION OF PANAMCO

Mexico City, Mexico, and Miami, Fl, February 5, 2003 - Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") and Panamerican Beverages, Inc. ("Panamco") today announced that they have received notice that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act with respect to the proposed acquisition by Coca-Cola FEMSA of Panamco has been terminated early. The closing of the proposed acquisition remains subject to the satisfaction or waiver of other conditions. These conditions are described in the preliminary proxy statement filed by Panamco with the U.S. Securities and Exchange Commission on January 30, 2003.


                                      # # #

About Coca-Cola FEMSA
Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.4% of Coca-Cola global sales, 25.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

About Panamco
Panamco is the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua, Guatemala and Panama, along with bottled water, beer and other beverages in some of these territories. Panamco is an anchor bottler of The Coca-Cola Company.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

On January 30, 2003, Panamerican Beverages, Inc. filed with the Securities and Exchange Commission a preliminary proxy statement regarding the proposed business combination transaction referred to in the foregoing information. In addition, Panamerican Beverages, Inc. will prepare and file with the SEC a definitive proxy statement and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement, when it becomes available, because it will contain important information. The definitive proxy statement will be sent to shareholders of Panamerican Beverages, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement (when it is available) and other documents filed with the SEC by Panamerican Beverages, Inc. at the SEC's website at www.sec.gov. The definitive proxy statement (when it is available) and these other documents may also be obtained for free from Panamerican Beverages, Inc. by directing a request to Laura I. Maydon (lmaydon@panamcollc.com). Free copies of documents filed with the SEC by Coca-Cola FEMSA, S.A. de C.V. may be obtained at the SEC's website at www.sec.gov or by directing a request to Alfredo Fernandez (afernandeze@kof.com.mx).

CERTAIN INFORMATION CONCERNING PARTICIPANTS


A detailed list of names, affiliations and interests of participants in the solicitation of proxies of Panamerican Beverages, Inc. to approve the proposed business combination is included in the preliminary proxy statement.

CONTACTS


Coca-Cola FEMSA Investor Relations

Guillermo Gonzalez Camarena No. 600, Col. Centro de Ciudad Santa Fe 01210, Mexico D.F., Mexico

         Alfredo Fernandez / (52) 55 5081 51 20 / afernandeze@kof.com.mx



Panamco Investor Relations

701 Waterford Way, Suite 800, Miami, FL 33126

         Laura Maydon / 305 929 0867 / lmaydon@panamcollc.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COCA-COLA FEMSA, S.A. DE C.V.
                                       (Registrant)



Date:  February 6, 2003                By: /s/    HECTOR TREVINO GUTIERREZ
                                           -------------------------------
                                           Name:  Hector Trevino Gutierrez
                                           Title: Chief Financial Officer